Exhibit 21.1

Subsidiaries of Blue Bird Corporation
September 27, 2025

Organized under the laws of:
Subsidiaries that are 100% owned
Blue Bird Body Co.	Georgia
Canadian Blue Bird Coach, Ltd.	Canada
Subsidiaries that are 50% owned
Micro Bird Holdings Inc.	Canada
Corporation Micro Bird Inc.	Canada
Micro Bird USA Corporation	New York
Technologies Ecotuned Inc.	Canada
Centre Excellence Electrique Inc.	Canada
Micro Bird USA Holding LLC	Delaware
Micro Bird USA LLC	Delaware
Clean Bus Solutions, LLC	Delaware